                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                                 450, 5TH STREET
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December, 2002.


                            The Toronto-Dominion Bank
                            -------------------------
                 (Translation of registrant's name into English)



                      P.O. Box 1, Toronto Dominion Centre,
                            Toronto, Ontario, M5K 1A2
                            -------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F   X
                               ------            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes        No   X
                          ------    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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                                    FORM 6-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            THE TORONTO-DOMINION BANK


DATE: December 20, 2002     By       "Norie C. Campbell"
                              --------------------------------------------------
                            Name: Norie C. Campbell
                            Title: Associate Vice President

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    JOHN THOMPSON NAMED CHAIRMAN AND LEAD DIRECTOR OF TD BANK FINANCIAL GROUP


TORONTO - TD Bank Financial Group today confirmed that W. Edmund Clark has assumed the office of Chief Executive Officer and that A. Charles Baillie will continue as Chairman of the Board of The Toronto-Dominion Bank until the end of the annual general meeting in April 2003.

The Board of Directors announced that it is intended that John M. Thompson will assume the role of Lead Director following the annual general meeting, succeeding Marshall A. Cohen. Mr. Cohen has served as the Lead Director for the maximum term of five years and will remain with the Board of Directors. Mr. Thompson will also take on the title of Chairman of the Board.

"In the current environment of evolving corporate governance, the Board felt it best to separate the roles of Chairman and CEO," said Cohen. "The Board remains committed to ensuring good corporate governance and will periodically assess the need for separating the two roles."

Mr. Thompson has served on TDBFG's Board of Directors since 1988 and chairs the Management Resources Committee. Mr. Thompson recently retired as Vice Chair of the Board of Directors of IBM Corporation.

"I am delighted to accept the challenge of the Chairman's office and look forward to working with Ed and the rest of the management team in helping to drive shareholder value," said Thompson. "On behalf of the Board, I would like to thank Mickey Cohen for representing us well in his role as Lead Director."

ABOUT TD BANK FINANCIAL GROUP
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$278 billion in assets, as at October 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

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For media inquiries:       Dianne Salt
                           TD Bank Financial Group
                           (416) 308-6807